Exhibit 12

Hawaiian Holdings, Inc.
Computation of Ratio of Earnings to Fixed Charges

	Year ended December 31,
	2013	2014	2015	2016	2017
	(in thousands, except ratio of earnings to fixed charges)
Earnings:
Income (loss) before income taxes	$86,410	$113,477	$295,688	$379,464	$410,555
Total fixed charges (see below)	96,459	112,443	104,652	88,433	75,980
Interest capitalized	(12,625)	(8,024)	(3,261)	(2,651)	(8,437)
Earnings as adjusted	$170,244	$217,896	$397,079	$465,246	$478,098

Fixed Charges:
Interest and amortization of debt discount and issuance cost	$50,453	$64,240	$55,678	$36,612	$30,901
Portion of rental expense representative of the interest factor	46,006	48,203	48,974	51,821	45,079
Total fixed charges	$96,459	$112,443	$104,652	$88,433	$75,980
Ratio of earnings to fixed charges (a)	1.76	1.94	3.79	5.26	6.29
Coverage deficiency	$—	$—	$—	$—	$—

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(a)
For purposes of calculating this ratio, earnings consist of income (loss) before income taxes plus fixed charges, net of capitalized interest. Fixed charges consist of interest expense, the amount amortized for debt discount and issuance cost, and the portion of rental expense representative of interest expense.